                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For January 23, 2006
                         Commission File Number 0- 50822
                                                --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                               -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.
                      Yes                    No  X
                         -----                 -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce that it has commenced the filing process to obtain the permit required to enter its past-producing Firefly uranium-vanadium mine. Once a permit has been granted, Northwestern's geological team will enter the mine to determine the requirements for reactivating production. The Firefly Mine is one of two existing mines located on Northwestern's Firefly Project land, which contains 39 mineral claims covering 315 hectares (780 acres) in Utah's La Sal uranium-vanadium district.

"Based on existing data and a report authored by the U.S. Geological Survey
(USGS), we believe our Firefly mine contains additional production potential,"
said Kabir Ahmed, Chairman and CEO of Northwestern. "Our near-term objective is to bring Firefly back to active status and to advance it as quickly as possible, with a view to resuming uranium-vanadium production."

Northwestern intends to resample the underground work faces at Firefly and to twin some of the USGS drill holes, which were drilled in 1952 during a work program conducted to study the area geology. The USGS program included over 200 widely spaced drill holes and resulted in the discovery of two deposits, including the one that underlies the Firefly Mine. Drill results also outlined a favorable geological zone for additional uranium-vanadium deposits.

The company's intention is to mine the high-grade ore at Firefly and have it processed at one of Utah's nearby custom milling operations. The mill situated closest to Firefly is the International Uranium (USA) Corporation White Mesa
uranium-vanadium processing plant, 160 kilometers (100 miles) south of the property.

Northwestern's Firefly Project has stratigraphy that is typical of the Colorado
Plateau style, one of the principal sources of uranium in the United States. The property is located approximately 370 kilometers (230 miles) southeast of Salt
Lake City. Ore produced at the Firefly Mine contained 0.35% U3O8 (uranium oxide)
and 2.04% V(2)O(5) (vanadium oxide), as reported in a press release dated
December 19, 2005."

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Northwestern Mineral Ventures Inc.

                                             By: /s/ Kabir Ahmed
                                             -------------------
                                                 Kabir Ahmed
                                             Chief Executive Officer

Date: January 23, 2006